                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)



                         CAPITAL FACTORS HOLDING, INC.
                         ------------------------------
                                (Name of Issuer)




                          Common Stock, $.01 Par Value
                         ------------------------------
                         (Title of Class of Securities)





                                  139905 10 3
                         ------------------------------
                                 (CUSIP Number)





The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 7 pages
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
                             CUSIP No. 139905 10 3



(1)      Names of Reporting Persons                 Fana Holtz
                                    -----------------------------------------------------------------------------------------

         S.S. or I.R.S. Identification Nos. of Above Persons
                                                             ----------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions) (a)  [X]  (b)  [ ]

(3)      SEC Use Only
                      -------------------------------------------------------------------------------------------------------

(4)      Citizenship or Place of Organization            U.S.A.
                                              -------------------------------------------------------------------------------

                                  (5)      Sole Voting Power              Less than 5%
           Number of                                         ----------------------------------------------------------------
         Shares Bene-
           ficially               (6)      Shared Voting Power            Less than 5%
           Owned by                                            --------------------------------------------------------------
         Each Report-
           ing Person             (7)      Sole Dispositive Power         Less than 5%
             With                                                 -----------------------------------------------------------

                                  (8)      Shared Dispositive Power       Less than 5%
                                                                    ---------------------------------------------------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person     Less than 5%
                                                                      -------------------------------------------------------

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

(11)     Percent of Class Represented by Amount in Row (9)           Less than 5%
                                                           ------------------------------------------------------------------

(12)     Type of Reporting Person                              IN
                                  -------------------------------------------------------------------------------------------





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                             CUSIP No. 139905 10 3



(1)      Names of Reporting Persons                 Daniel Holtz
                                    -----------------------------------------------------------------------------------------

         S.S. or I.R.S. Identification Nos. of Above Persons
                                                             ----------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions) (a)  [X]  (b)  [ ]

(3)      SEC Use Only
                      -------------------------------------------------------------------------------------------------------

(4)      Citizenship or Place of Organization            U.S.A.
                                              -------------------------------------------------------------------------------

                                  (5)      Sole Voting Power              Less than 5%
           Number of                                         ----------------------------------------------------------------
         Shares Bene-
           ficially               (6)      Shared Voting Power            Less than 5%
           Owned by                                            --------------------------------------------------------------
         Each Report-
           ing Person             (7)      Sole Dispositive Power         Less than 5%
             With                                                 -----------------------------------------------------------

                                  (8)      Shared Dispositive Power       Less than 5%
                                                                    ---------------------------------------------------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person     Less than 5%
                                                                      -------------------------------------------------------

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

(11)     Percent of Class Represented by Amount in Row (9)           Less than 5%
                                                           ------------------------------------------------------------------

(12)     Type of Reporting Person                              IN
                                  -------------------------------------------------------------------------------------------





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                             There are no exhibits

                             CUSIP No. 139905 10 3



(1)      Names of Reporting Persons                 Javier Holtz
                                    -----------------------------------------------------------------------------------------

         S.S. or I.R.S. Identification Nos. of Above Persons
                                                             ----------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions) (a)  [X]  (b)  [ ]

(3)      SEC Use Only
                      -------------------------------------------------------------------------------------------------------

(4)      Citizenship or Place of Organization            U.S.A.
                                              -------------------------------------------------------------------------------

                                  (5)      Sole Voting Power              Less than 5%
           Number of                                         ----------------------------------------------------------------
         Shares Bene-
           ficially               (6)      Shared Voting Power            Less than 5%
           Owned by                                            --------------------------------------------------------------
         Each Report-
           ing Person             (7)      Sole Dispositive Power         Less than 5%
             With                                                 -----------------------------------------------------------

                                  (8)      Shared Dispositive Power       Less than 5%
                                                                    ---------------------------------------------------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person     Less than 5%
                                                                      -------------------------------------------------------

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

(11)     Percent of Class Represented by Amount in Row (9)           Less than 5%
                                                           ------------------------------------------------------------------

(12)     Type of Reporting Person                              IN
                                  -------------------------------------------------------------------------------------------





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ITEM 1(a).       Name of Issuer:

                 CAPITAL FACTORS HOLDING, INC.

ITEM 1(b).       Address of Issuer's Principal Executive Offices:

                 120 E. Palmetto Park Road
                 Fifth Floor
                 Boca Raton, Florida  33432

ITEM 2(a).       Name of Person Filing:

                 Fana Holtz
                 Daniel Holtz
                 Javier Holtz

ITEM 2(b).       Address of Principal Business Office:

                 For Fana Holtz:

                 169 E. Flagler St.
                 Suite 1627
                 Miami, Florida  33131

                 For Daniel Holtz:

                 225 Arvida Pkwy.
                 Coral Gables, Florida  33156

                 For Javier Holtz:

                 1221 Brickell Avenue, 12th Floor
                 Miami, Florida  33131

ITEM 2(c).       Citizenship:

                 For each of the following persons:

                 U.S.A.

ITEM 2(d).       Title of Class of Securities:

                 Common Stock, $.01 Par Value





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ITEM 2(e).       CUSIP Number:

                 139905 10 3

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

                 Not applicable.

ITEM 4.          Ownership.

                 This Amendment No. 1 to Schedule 13G is filed by Fana Holtz, Daniel Holtz, and Javier Holtz to amend the Schedule 13G filed February 12, 1997, with respect to Capital Factors Holding, Inc. ("Capital Factors"). The Schedule 13G reported the indirect beneficial ownership of shares of Capital Factors common stock through the ownership by the reporting persons of shares of Capital Bancorp common stock.

                 Until December 31, 1997, Capital Factors was an indirect, majority-owned subsidiary of Capital Bancorp. On December 31, 1997, Capital Bancorp was acquired by Union Planters Corporation ("UPC") through a merger of Capital Bancorp with a wholly-owned subsidiary of UPC. Pursuant to the Amended and Restated Agreement and Plan of Merger by and between Capital Bancorp and UPC, each share of Capital Bancorp's common stock was exchanged for .8525 shares of UPC common stock (the "Exchange Ratio"). Additionally, each option to purchase shares of Capital Bancorp common stock was converted into an option with respect to UPC common stock on an adjusted basis reflecting the Exchange Ratio.

                 As a result of the merger of UPC and Capital Bancorp, Fana Holtz, Daniel Holtz, and Javier Holtz own less than 5 percent of the outstanding shares of UPC, both individually and as a group. Correspondingly, Fana Holtz, Daniel Holtz, and Javier Holtz own less than 5 percent of the outstanding common stock of Capital Factors, both individually and as a group.

ITEM 5.          Ownership of Five Percent or Less of a Class.

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].





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ITEM 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

                 Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 Not applicable.

ITEM 8.          Identification and Classification of Members of the Group.

                 Not applicable.

ITEM 9.          Notice of Dissolution of Group.

                 Not applicable.

ITEM 10.         Certification.

                 Not applicable.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February  17, 1998                     /s/ Fana Holtz
         ---                         -------------------------------------------
                                     Fana Holtz



February  15, 1998                     /s/ Daniel Holtz
         ---                         -------------------------------------------
                                     Daniel Holtz



February  12, 1998                     /s/ Javier Holtz
         ---                         -------------------------------------------
                                     Javier Holtz





                               Page 7 of 7 pages
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